                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             GANDER MOUNTAIN COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  36471 P 10 8
                                 (CUSIP Number)

                           CHARLES E. H. LUEDDE, ESQ.
                        GREENSFELDER, HEMKER & GALE, P.C.
    TEN SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 16, 2005
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 36471 P 10 8                13D                      Page 2 of 7 Pages
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1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    MARK R. GALE
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,650,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,650,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,650,000, SUBJECT TO THE DISCLAIMER IN ITEM 5.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------


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CUSIP NO. 36471 P 10 8                13D                      Page 3 of 7 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    DAVID C. PRATT
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


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CUSIP No. 36471 P 10 8                13D                      Page 4 of 7 Pages
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                                PRELIMINARY NOTE

         David C. Pratt reported ownership of 1,400,000 shares of Gander Mountain Company Common Stock pursuant to a Schedule 13 G filed on February 22, 2005. Such shares were and remain beneficially owned by the David C. Pratt Irrevocable Grantor Retained Annuity Trust dated 12/1/92 (the "Trust") rather than by David C. Pratt individually. Although David C. Pratt individually is a current beneficiary of the Trust, he has no participation in the investment decisions with respect to trust assets or to the voting of interests held by the Trust. For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, securities held by the Trust are deemed to be beneficially owned by Mark R. Gale (as the sole owner and controlling person of Calco, Inc. which is the sole trustee of the Trust).

         This Schedule 13 D supercedes the Schedule 13 G previously filed by Mr. Pratt and reflects the transactions and events which occurred on August 16, 2005, announced by the Registrant, Gander Mountain Company on August 17, 2005, and reported by the Registrant in its Current Report on Form 8-K filed with the SEC on August 17, 2005 (including the election of Mr. Pratt as a director of the Registrant).

         Although Mr. Pratt has no voting or investment power over the shares or assets held by the Trust, Mr. Pratt and Mr. Gale acknowledge, without so admitting, that they could be deemed to constitute a "group" with respect to the Trust's respective investments in the Registrant and accordingly jointly file this Schedule 13 D. Mr. Pratt and Mr. Gale are not related by blood or marriage.

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13 D relates to the Common Stock, par value $.01 per share, of Gander Mountain Company (the "Registrant") whose principal executive offices are at 180 East Fifth Street, Suite 1300 St. Paul, Minnesota 55101

ITEM 2. IDENTITY AND BACKGROUND.

As to David C. Pratt:

         (b)   Suite 1125
               7701 Forsyth Boulevard
               Saint Louis, Missouri  63105

         (c) Private investor; Mr. Pratt is the president of, and a direct or indirect shareholder in or member of, several privately held businesses including Rex Industrial Corp., DCP Investments, Three Forks Ranch, Three Forks Aviation and Three Forks Lodge. Prior to its sale in 1999, Mr. Pratt was the chairman, president and chief executive officer of, and a shareholder of, United Industries, Inc., a privately held entity engaged primarily in the manufacture and distribution of pesticides and other chemical formulations.

         (d)   no such convictions

         (e)   not a party to any such proceedings,

         (f)   United States

As to Mark R. Gale:

         (b)  c/o Greensfelder, Hemker & Gale, P.C.
              Suite 2000
              Ten South Broadway
              Saint Louis, Missouri  63102


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CUSIP No. 36471 P 10 8                13D                      Page 5 of 7 Pages
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         (c)  Of counsel to Greensfelder, Hemker & Gale, P.C., a legal services firm. Sole owner, director and president of Calco, Inc. a corporation formed to serve as trustee of the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92. Mr.
              Gale has served, and currently serves, as a executive officer of certain privately held entities with which Mr. Pratt is affiliated.

         (d)  no such convictions.

         (e)  not a party to any such proceedings.

         (f)  United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On August 16, 2005, the Trust purchased from the Registrant a Floating Rate Convertible Subordinated Note (the "Note") in the principal amount of $20,000,000 for cash in an amount equal to the face value. Funding for the purchase of the convertible debt instrument giving rise to such deemed ownership was provided from the Trust's own funds (as was funding for the purchases of shares of Common Stock previously held by the Trust).

The Note matures on August 16, 2010 and is subject to prepayment by the Company, without penalty, at any time after August 16, 2007. The Note is initially convertible into Common Stock at $16.00 per share (equivalent to 1,250,000 shares in the aggregate) subject to anti-dilution adjustments. The Note bears interest at 7.0% per annum for two years after which it will float in relation to the federal funds rate subject to a maximum of 8.5% per annum.

The terms of the note are more fully described in the Registrant's Form 8-K Current Report filed with the SEC on August 17, 2005 (the "Company 8-K"). The form of the Note and the Purchase Agreement between the Registrant and the Trust, including exhibits thereto, are filed as exhibits to the Company 8-K and any description herein is qualified in its entirety to the full text of such instruments.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The acquisition of the Stock and the purchase of the Note by the Trust were in each case undertaken for general investment purposes. Either Mr. Pratt or the Trust may, from time to time, acquire additional shares of stock or participate in financing transactions relating to the Registrant or may determine to sell portions or all of the investments currently held. No transactions undertaken by Mr. Pratt or by the Trust were undertaken with a view to changing or effecting any of the events listed or described in items (a) through (j) of Item 4, notwithstanding the fact as reported above that Mr. Pratt was elected to a newly-created vacancy on the board of directors of the Registrant coincident with the investment made by the Trust. Although Mr. Pratt does not join the board of directors with a specific transactional agenda, it is his expressed and current intention to work with the Registrant's management team to assist in realizing the growth potential he perceives in the Registrant.


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CUSIP No. 36471 P 10 8                13D                      Page 6 of 7 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table represents the shares of common stock beneficially owned by the parties who are Reporting Persons in the filing of this Schedule 13 D:

                                                                                                   Percentage of
        Shares Beneficially                       Relationship to                 Number of         Outstanding
              Owned by                            Reporting Person                  Shares           Securities
        -------------------                       ----------------                ---------        -------------
David C. Pratt                        Reporting Person - David C. Pratt                  -0-            0.0%

David C. Pratt Irrevocable
Grantor Retained Annuity
Trust                                 Reporting Person - Mark R. Gale             2,650,000(1)         17.1%(2)


TOTAL                                                                             2,650,000(1)         17.1%(2)
                                                                                  =========            ====

Notes:

(1)  Includes shares into which the Note may be converted.

(2)  Assumes 15,506,925 shares outstanding upon conversion of Note.

AS PERMITTED IN S.E.C. REGULATION Section 240.13d-4, THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT DAVID C. PRATT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES HELD BY THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST.

MARK R. GALE DISCLAIMS ANY ECONOMIC BENEFICIAL INTEREST IN THE ASSETS OF THE DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST.

         (b) Subject to the above disclaimers of beneficial ownership, for each Reporting Person named in paragraph (a), the number of shares reflects shares as to which the Reporting Person holds sole voting and investment power.

         (c) As indicated in Item 3 above, the Trust purchased the Note from the Registrant on August 16, 2005.

         (d) David C. Pratt is a current income beneficiary of the David C. Pratt Irrevocable Grantor Annuity Trust.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As indicated above in this Schedule 13 D, David C. Pratt was elected a director of the Registrant on August 16, 2005. As a director of the Registrant, Mr. Pratt may be entitled to indemnification in accordance with applicable law and the Registrant's by-laws.

         The Note Purchase Agreement between the Registrant and the Trust includes provisions limiting or restricting (i) the ability of the Trust to participate in any proxy contest or solicitation relating to shareholder proposals, (ii) convening a meeting of the shareholders of the Registrant, (iii) to acquire additional securities which would result in the Trust and its affiliates (including Mr. Pratt) holding in excess of 20% of the


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CUSIP No. 36471 P 10 8                13D                      Page 7 of 7 Pages
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outstanding stock of the Registrant (assuming conversion of the Note), (iv)
depositing shares of the Registrant's stock into a voting trust or otherwise entering a voting agreement with respect to such shares, (v) making a tender offer for securities of the Registrant or proposing a merger, business combination, sale of assets, liquidation or other extraordinary corporate transaction, (vi) engaging in a short sale or other hedging transaction relating to the Registrant's common stock, (vii) making any public announcement or advise, assist or encourage any other party to propose any such transaction, or
(viii) requesting that the Registrant waive any of the foregoing restrictions.

         The Note Purchase Agreement also restricts sales, transfers or pledges of securities of the Registrant held by the Trust for a three year period. Such agreement is subject to waiver by the Registrant's independent directors, does not apply to sales, if any, in accordance with the limitations of Rule 144 and is subject to expiration before the end of the three year period upon the occurrence of certain events or conditions. A request by the Trust to waive any such provisions creates a right in the Registrant to purchase the Note or the shares of stock into which it has been converted.

         The Registrant has agreed with the Trust to file a Registration Statement under the Securities Act of 1933, as amended, to permit the resale of the shares of Common Stock into which the Note is convertible.

         The Note Purchase Agreement also contains cross-indemnification provisions between the Trust and the Registrant and usual and customary terms relating to participation in certain underwritten offerings.

         As indicated in Item 3 above, any description herein of provisions of the Note Purchase Agreement is qualified in its entirety by reference to the full text and terms of such agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The Note Purchase Agreement dated August 16, 2005, together with the Exhibits thereto (including the form of Note), is incorporated herein by reference to the Registrant's Form 8-K filed on August 17, 2005.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DAVID C. PRATT IRREVOCABLE GRANTOR RETAINED
                                    ANNUITY TRUST DATED 12/1/92

                                    by its Trustee, Calco, Inc.


                                                 /s/ Mark R. Gale
                                    --------------------------------------------
                                    by      Mark R. Gale, President

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     DAVID C. PRATT

                                                          /s/ David C. Pratt
                                                     ---------------------------


                                                     August 19, 2005


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